MORGAN STANLEY SMITH BARNEY LLC
(SEC I.D. No. 8-68191)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Morgan Stanley Smith Barney LLC

We have audited the accompanying consolidated statement of financial condition of Morgan Stanley Smith Barney LLC and subsidiaries (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Morgan Stanley Smith Barney LLC and subsidiaries as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2017

MORGAN STANLEY SMITH BARNEY LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2016
(In millions of dollars)

ASSETS

Cash	$	813
Cash deposited with clearing organizations or segregated under federal and other regulations or requirements		1,815
Financial instruments owned, at fair value (approximately $28 were pledged to various parties)		1,074
Securities purchased under agreements to resell		4,789
Securities borrowed		771
Receivables:		
Customers (net of $3 allowance for doubtful accounts)		13,286
Brokers, dealers and clearing organizations		109
Fees, interest and other		493
Affiliates		68
Goodwill		4,609
Intangible assets (net of accumulated amortization of $1,872)		2,078
Other assets		238
Total assets	$	30,143

LIABILITIES AND MEMBER'S EQUITY

Financial instruments sold, not yet purchased, at fair value		715
Securities sold under agreements to repurchase		1,713
Securities loaned		1,338
Payables:		
Customers		8,136
Brokers, dealers and clearing organizations		308
Interest and dividends		38
Affiliates		847
Other liabilities and accrued compensation expenses		4,836
Long-term borrowings		181
Total liabilities		18,112
Subordinated liabilities		100
Member's equity		11,931
Total liabilities and member's equity	$	30,143

See Notes to Consolidated Statement of Financial Condition.

Note 1 - Introduction and Basis of Presentation

The Company

Morgan Stanley Smith Barney LLC ("MSSB") and its subsidiaries (collectively, the "Company") offer a wide variety of financial products and provide financial services to a large and diversified group of clients, financial institutions and individuals. The Company's businesses include financial advisory services, sales, and trading in fixed income products, including foreign exchange and investment activities and new issue distribution of fixed income, equity and packaged products. The Company provides clients with a comprehensive array of financial solutions, including MSSB products and services, and products and services from third party providers, such as insurance companies and mutual fund families. The Company offers brokerage and investment advisory services covering various investment alternatives; financial and wealth planning services; annuity and insurance products; cash management; and retirement plan services through a network of approximately sixteen thousand financial advisors in the United States of America ("U.S.").

MSSB is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and as an investment adviser. The Company is also registered as an introducing broker with the Commodities Futures Trading Commission ("CFTC") and clears futures transactions through an affiliate, Morgan Stanley & Co. LLC ("MS&Co.")

The Company was a wholly owned subsidiary of Morgan Stanley Smith Barney Holdings LLC (the "Parent"). The Parent is an indirectly wholly owned subsidiary of Morgan Stanley (the "Ultimate Parent"). Effective December 31, 2016, the ownership of the Company was transferred to Morgan Stanley Domestic Holdings, Inc., which is also an indirectly wholly owned subsidiary of the Ultimate Parent.

Basis of Financial Information

The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which require the Company to make estimates and assumptions regarding the valuations of certain financial instruments, the valuation of goodwill and intangible assets, compensation, the outcome of legal and tax matters, and other matters that affect its consolidated statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of its consolidated statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates. Balances and transactions with its consolidated subsidiaries have been eliminated in consolidation.

Consolidation

The consolidated statement of financial condition includes the accounts of MSSB and its wholly owned licensed insurance subsidiaries in which MSSB has a controlling financial interest.

At December 31, 2016, the Company's consolidated subsidiaries reported $4 of assets, $2 of liabilities and $2 of member's equity on a stand-alone basis.

All material intercompany balances and transactions with its subsidiaries have been eliminated in consolidation.

The Company applies accounting guidance for consolidation of VIEs to certain entities in which equity investors do not have the characteristics of a controlling financial interest. The primary beneficiary of a VIE is the party that both (1) has the power to direct the activities of a VIE that most significantly affect the VIE's economic performance and (2) has an obligation to absorb losses or the right to receive benefits

that in either case could potentially be significant to the VIE. The Company consolidates entities of which it is the primary beneficiary. At December 31, 2016, there are no consolidated VIEs.

Note 2 - Significant Accounting Policies

Fair Value of Financial Instruments

Instruments within Financial instruments owned and Financial instruments sold, not yet purchased, are measured at fair value. These financial instruments primarily represent the Company's trading positions to facilitate customer transactions and include both cash and derivative products.

The fair value of OTC financial instruments, including derivative contracts related to financial instruments and commodities, is presented in the accompanying consolidated statement of financial condition on a net-by-counterparty basis, when appropriate. Additionally, the Company nets the fair value of cash collateral paid or received against the fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting agreement.

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect assumptions the Company believes other market participants would use in pricing the asset or liability that are developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 -- Valuations based on quoted prices in active markets that the Company has the ability to access for identical assets or liabilities. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 -- Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 -- Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3 of the fair value hierarchy (see Note 4).

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For assets and liabilities that are transferred between levels in the fair value hierarchy during the period, fair values are ascribed as if the assets or liabilities had been transferred as of the beginning of the period.

Valuation Techniques

Many cash instruments and OTC derivative contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Ask prices represent the lowest price that a party is willing to accept for an asset. The Company carries positions at the point within the bid-ask range that meet its best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

Fair value for many cash instruments and OTC derivative contracts is derived using pricing models. Pricing models take into account the contract terms as well as multiple inputs including, where applicable, commodity prices, equity prices, interest rate yield curves, credit curves, creditworthiness of the counterparty, creditworthiness of the Company, option volatility and currency rates.

Where appropriate, valuation adjustments are made to account for various factors such as liquidity risk (bid-ask adjustments), credit quality, model uncertainty and concentration risk. Adjustments for liquidity risk adjust model-derived mid-market levels of Level 2 and Level 3 financial instruments for the bid-mid or mid-ask spread required to properly reflect the exit price of a risk position. Bid-mid and mid-ask spreads are marked to levels observed in trade activity, broker quotes or other external third-party data. Where these spreads are unobservable for the particular position in question, spreads are derived from observable levels of similar positions.

The Company considers collateral held and legally enforceable master netting agreements that mitigate the Company's exposure to each counterparty. Adjustments for model uncertainty are taken for positions whose underlying models are reliant on significant inputs that are neither directly nor indirectly observable, hence requiring reliance on established theoretical concepts in their derivation. These adjustments are derived by making assessments of the possible degree of variability using statistical approaches and market-based information where possible.

The Company may apply a concentration adjustment to certain of its OTC derivatives portfolios to reflect the additional cost of closing out a particularly large risk exposure. Where possible, these adjustments are based on observable market information, but in many instances, significant judgment is required to estimate the costs of closing out concentrated risk exposures due to the lack of liquidity in the marketplace

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. Where the Company manages a group of financial assets and financial liabilities on the basis of its net exposure to either market risks or credit risk, the Company

measures the fair value of that group of financial instruments consistently with how market participants would price the net risk exposure at the measurement date

See Note 4 for a description of valuation techniques applied to the major categories of financial instruments measured at fair value.

Valuation Process

The Valuation Review Group ("VRG") within the Financial Control Group ("FCG") of the Ultimate Parent and its consolidated subsidiaries is responsible for the Ultimate Parent and its consolidated subsidiaries' fair value valuation policies, processes and procedures. VRG is independent of the business units and reports to the Chief Financial Officer of the Ultimate Parent and its consolidated subsidiaries ("CFO"), who has final authority over the valuation of the Company's financial instruments. VRG implements valuation control processes designed to validate the fair value of the Company's financial instruments measured at fair value, including those derived from pricing models.

Model Review. VRG, in conjunction with the Model Risk Management Department ("MRM") which reports to the Chief Risk Officer of the Ultimate Parent and its consolidated subsidiaries ("Chief Risk Officer"), independently review valuation models' theoretical soundness, the appropriateness of the valuation methodology and calibration techniques developed by the business units using observable inputs. Where inputs are not observable, VRG reviews the appropriateness of the proposed valuation methodology to determine that it is consistent with how a market participant would arrive at the unobservable input. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques and the use of comparable observable inputs. As part of the review, VRG develops a methodology to independently verify the fair value generated by the business unit's valuation models. The Company generally subjects valuations and models to a review process initially and on a periodic basis thereafter.

Independent Price Verification. The business units are responsible for determining the fair value of financial instruments using approved valuation models and valuation methodologies. Generally on a monthly basis, VRG independently validates the fair value of financial instruments determined using valuation models by determining the appropriateness of the inputs used by the business units and by testing compliance with the documented valuation methodologies approved in the model review process described above.

The results of this independent price verification and any adjustments made by VRG to the fair value generated by the business units are presented to management, the CFO and the Chief Risk Officer on a regular basis.

VRG uses recently executed transactions, other observable market data such as exchange data, broker-dealer quotes, third-party pricing vendors and aggregation services for validating the fair value of financial instruments generated using valuation models. VRG assesses the external sources and their valuation methodologies to determine if the external providers meet the minimum standards expected of a third-party pricing source. Pricing data provided by approved external sources are evaluated using a number of approaches; for example, by corroborating the external sources' prices to executed trades, by analyzing the methodology and assumptions used by the external source to generate a price, and/or by evaluating how active the third-party pricing source (or originating sources used by the third-party pricing source) is in the market. Based on this analysis, VRG generates a ranking of the observable market data designed to ensure that the highest-ranked market data source is used to validate the business unit's fair value of financial instruments.

VRG reviews the models and valuation methodology used to price new material Level 2 and 3 transactions and both FCG and MRM must approve the fair value of the trade that is initially recognized.

Level 3 Transactions. VRG reviews the business unit's valuation techniques to assess whether these are consistent with market participant assumptions.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, the consolidated statement of financial condition includes deferred tax assets, related valuation allowance and deferred tax liabilities associated with expected tax consequences of future events. Under this method, deferred tax assets and liabilities are recorded based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. If a deferred tax asset is determined to be unrealizable, a valuation allowance is established. If the Company determines that it would be able to realize deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

In accordance with the terms of the Tax Sharing Agreement with the Ultimate Parent, substantially all current and deferred taxes (federal, combined and unitary state) are offset with all other intercompany balances with the Ultimate Parent.

Uncertain tax positions are recorded on the basis of a two-step process, whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority.

Cash

Cash represents funds deposited with financial institutions.

Cash Deposited with Clearing Organizations or Segregated Under Federal and Other Regulations or Requirements

Cash deposited with clearing organizations or segregated under federal and other regulations or requirements include cash segregated in compliance with federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts.

Repurchase and Securities Lending Transactions

Securities borrowed or Securities purchased under agreements to resell ("reverse repurchase agreements") and Securities loaned or Securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings. Reverse repurchase agreements and repurchase agreements are carried on the consolidated statement of financial condition at the amounts of cash paid or received, plus accrued

interest. Where appropriate, repurchase agreements and reverse repurchase agreements with the same counterparty are reported on a net basis. Securities borrowed and Securities loaned are recorded at the amount of cash collateral advanced or received.

Receivables and Payables – Customers

Receivables from customers (net of allowance for doubtful accounts) and payables to customers include amounts due on cash, margin and other customer securities-based lending transactions. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition.

Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for failed to deliver by the Company to a purchaser by the settlement date, margin deposits, commissions, and net receivables/payables arising from unsettled trades. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date and payables to clearing organizations.

Goodwill and Intangible Assets

Goodwill is not amortized and is reviewed annually (or more frequently when certain events or circumstances exist) for impairment. Finite lived intangible assets are amortized over their estimated useful lives and reviewed for impairment.

The Company tests goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. The Company tests for impairment at the reporting unit level. For both the annual and interim tests, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If after assessing the totality of events or circumstances, the Company determines it is more likely than not that the fair value of the reporting unit is greater than its carrying amount, then performing the two-step impairment test is not required. However, if the Company concludes otherwise, then it is required to perform the first step of the two-step impairment test. Goodwill impairment is determined by comparing the estimated fair value of the reporting unit with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill is not deemed to be impaired. If the estimated fair value is below carrying value, however, further analysis is required to determine the amount of the impairment. Additionally, if the carrying value is zero or a negative value and it is determined that it is more likely than not the goodwill is impaired, further analysis is required. The estimated fair value of the reporting unit is derived based on valuation techniques the Company believes market participants would use for the reporting unit.

The estimated fair values are generally determined by utilizing a discounted cash flow methodology.

Other Assets

Other assets include, but are not limited to, prepaid expenses.

Other Liabilities

Other liabilities include, but are not limited to, accrued compensation, deferred income, and accrued expenses.

Note 3 - Related Party Transactions

The Company has transactions with the Ultimate Parent and its consolidated affiliates. Subordinated liabilities transacted with the Ultimate Parent are described in Note 9.

During 2016, the Company paid dividends of $300 to the Parent as follows:

Payment Date	Dividend
June 6, 2016	$ 200
December 9, 2016	100
	$ 300

The Company is a party to deposit sweep agreements with Morgan Stanley Bank, N.A. ("MSBNA") and Morgan Stanley Private Bank, N.A. ("MSPBNA"), both affiliates of the Ultimate Parent.

Receivables from and payables to affiliates consist of affiliate transactions that occur in the normal course of business. Payables to affiliates are unsecured, bear interest at rates established by the treasury function of the Ultimate Parent and approximate the market rate of interest that the Ultimate Parent incurs in funding its business as it is periodically reassessed and are payable on demand. A significant portion of collateralized transactions that occur in the normal course of business are with affiliates of the Company.

On March 1, 2016 the Company entered into a service level agreement with an affiliated service entity, Morgan Stanley Services Group Inc. ("MSSG"), to receive certain support services as an initial phase to reorganize support services for recovery and resolution planning purposes. The service level agreement includes support services associated with Technology. In connection with this agreement, the Company effected a series of steps that resulted in the transfer of related assets and liabilities to MSSG at their then carrying values of $11 and $49, respectively. MSSB recognized an offsetting affiliate payable to MSSG, and therefore, the transfer did not impact member's equity in the Company.

During 2016, the Company's Board of Directors approved the transfer of additional support personnel as well as associated assets and liabilities to MSSG, and the receipt of additional support services in 2017 as the final phase to reorganize support services for recovery and resolution planning purposes. The service level agreement will be expanded on March 1, 2017 and will consolidate the existing Technology related services with remaining support services (with limited exceptions as a subset of regulatory services will remain on the Company.

Assets and receivables from affiliated companies at December 31, 2016 are comprised of:

Cash deposited with clearing organizations or segregated under federal and other regulations or requirements	$	16
Financial instruments owned		125
Reverse repurchase agreements		4,781
Securities borrowed		771
Receivables - Customers		54
Receivables - Brokers, dealers and clearing organizations		15
Receivables - Affiliates		68

Liabilities and payables to affiliated companies at December 31, 2016 are comprised of:

Financial instruments sold	20
Repurchase agreements	1,658
Securities loaned	1,338
Payables - Brokers, dealers and clearing organizations	90
Payables - Affiliates	847
Long term borrowings	181
Subordinated liabilities	100

Note 4 – Fair Value Disclosures

Fair Value Measurements

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

U.S. Government and Agency Securities

U.S. Treasury Securities

U.S. Treasury securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Treasury securities are generally categorized in Level 1 of the fair value hierarchy.

U.S. Agency Securities

U.S. agency securities are composed of two main categories consisting of agency-issued debt and agency mortgage pass-through pool securities. Non-callable agency-issued debt securities are generally valued using quoted market prices and callable agency-issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for comparable instruments. The fair value of agency mortgage pass-through pool securities is model-driven based on spreads of a comparable to-be-announced ("TBA") security. Non-callable agency-issued debt securities are generally categorized in Level 1 of the fair value hierarchy. Callable agency-issued debt securities and agency mortgage pass-through pool securities are generally categorized in Level 2 of the fair value hierarchy. In instances where the inputs are unobservable, these securities are categorized in Level 3 of the fair value hierarchy.

Other Sovereign Government Obligations

Foreign sovereign government obligations are valued using quoted prices in active markets when available. These bonds are generally categorized in Level 1 of the fair value hierarchy. If the market is less active or prices are dispersed, these bonds are categorized in Level 2 of the fair value hierarchy. In instances where the inputs are unobservable, these bonds are categorized in Level 3 of the fair value hierarchy.

Corporate and Other Debt

Corporate Bonds

The fair value of corporate bonds is determined using recently executed transactions, market price quotations, bond spreads, credit default swap ("CDS") spreads, or at the money volatility and/or volatility skew obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used. When position-specific external price data are not observable, fair value is determined based on either benchmarking to comparable instruments or cash flow models with yield curves, bond or single name CDS spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where prices or significant spread inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

Corporate Equities

Exchange-Traded Equity Securities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy. Exchange-traded securities are categorized in Level 2 or Level 3 of the fair value hierarchy if the securities are not actively traded, or are undergoing a recent mergers and acquisitions event or corporate action.

Derivative Contracts

Listed Derivative Contracts

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally categorized in Level 2 of the fair value hierarchy.

OTC Derivative Contracts

OTC derivative contracts include forward, swap and option contracts related to interest rates, foreign currencies, equity prices or commodity prices.

Depending on the product and the terms of the transaction, the fair value of OTC derivative products can be modeled using a series of techniques, including closed-form analytic formulas, such as the Black-Scholes option-pricing model, simulation models or a combination thereof. Many pricing models do not entail material subjectivity as the methodologies employed do not necessitate significant judgment, since model inputs may be observed from actively quoted markets, as is the case for generic interest rate swaps, many equity, commodity, and foreign currency option contracts, and certain CDS. In the case of more established derivative products, the pricing models used by the Company are widely accepted by the

financial services industry. OTC derivative products are generally categorized in Level 2 of the fair value hierarchy when valued using observable inputs, or where the unobservable input is not deemed significant. In instances where the unobservable inputs are deemed significant, OTC derivatives products are categorized in Level 3 of the fair value hierarchy.

For further information on the valuation techniques for OTC derivative products, see Note 2.

For further information on derivative instruments, see Note 5.

Physical Commodities

The Company trades various precious metals on behalf of its customers. Fair value for physical commodities is determined using observable inputs, including broker quotations and published indices. Physical commodities are categorized in Level 2 of the fair value hierarchy.

The following fair value hierarchy table presents information about the Company's financial assets and liabilities measured at fair value on a recurring basis at December 31, 2016.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

	Level 1	Level 2	Level 3	At December 31, 2016
Assets at Fair Value:				
Financial instruments owned:				
U.S. government and agency securities:				
U.S. Treasury securities	$ 55	$ -	$ -	$ 55
U.S. agency securities	-	177	-	177
Total U.S. government and agency securities	55	177	-	232
Other sovereign government obligations	4	3	-	7
Corporate and other debt	-	688	-	688
Corporate equities [1]	28	1	-	29
Derivative contracts:				
Interest rate contracts	-	1	-	1
Foreign exchange contracts	-	70	-	70
Equity contracts	-	32	-	32
Commodity contracts	-	11	-	11
Total derivative contracts	-	114	-	114
Physical commodities	-	4	-	4
Total financial instruments owned	$ 87	$ 987	$ -	$ 1,074
Liabilities at Fair Value:				
Financial instruments sold, not yet purchased:				
U.S. government and agency securities -				
U.S. Treasury securities	$ 31	$ -	$ -	$ 31
Other sovereign government obligations	25	3	-	28
Corporate and other debt	-	534	-	534
Corporate equities [1]	41	3	-	44
Derivative contracts:				
Foreign exchange contracts	-	67	-	67
Commodity contracts	-	10	-	10
Total derivative contracts	-	77	-	77
Physical commodities	-	1	-	1
Total financial instruments sold, not yet purchased	$ 97	$ 618	$ -	$ 715

[1] For trading purposes, the Company holds or sells short equity securities issued by entities in diverse industries and of varying sizes.

During 2016, the Company sold $2 of Asset-backed securities and $2 of Collateralized debt obligations that had been classified within the Level 3 category at December 31, 2015.

Transfers During 2016

For assets and liabilities that were transferred between levels during the period, fair values are ascribed as if the assets or liabilities had been transferred as of January 1, 2016.

During 2016, there were no material transfers between levels.

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value in the Company's consolidated statement of financial condition. The table below excludes all non-financial assets and liabilities such as goodwill and intangible assets.

The carrying value of cash and short-term financial instruments such as reverse repurchase agreements, Securities borrowed, repurchase agreements, Securities loaned, certain receivables and payables arising in the ordinary course of business, Other assets, Other liabilities and accrued compensation expenses approximate fair value because of the relatively short period of time between their origination and expected maturity.

The fair value of Subordinated liabilities and Long-term borrowings are generally determined based on transactional data or third party pricing for identical or comparable instruments, when available. Where position-specific external prices are not observable, fair value is determined based on current interest rates and credit spreads for debt instruments with similar terms and maturity.

Financial Instruments Not Measured at Fair Value

	At December 31, 2016		Fair Value by Level:		
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Financial Assets:					
Cash	$ 813	$ 813	$ 813	$ -	$ -
Cash deposited with clearing organizations or segregated under federal and other regulations or requirements	1,815	1,815	1,815	-	-
Reverse repurchase agreements	4,789	4,789	-	4,789	-
Securities borrowed	771	771	-	771	-
Receivables: [1]					
Customers	13,286	13,286	-	13,286	-
Brokers, dealers and clearing organizations	109	109	-	109	-
Fees, interest and other	424	424	-	424	-
Affiliates	68	68	-	68	-
Other assets [2]	85	85	-	85	-
Financial Liabilities:					
Repurchase agreements	$ 1,713	$ 1,713	$ -	$ 1,713	$ -
Securities loaned	1,338	1,338	-	1,338	-
Payables: [1]					
Customers	8,136	8,136	-	8,136	-
Brokers, dealers and clearing organizations	308	308	-	308	-
Affiliates	847	847	-	847	-
Other liabilities and accrued compensation expenses [3]	2,953	2,953	-	2,953	-
Long-term borrowings	181	185		185	
Subordinated liabilities	100	100	-	100	-

[1] Accrued interest, fees and dividend receivables and payables where carrying value approximates fair value have been excluded.
[2] Other assets exclude certain non-financial instruments.
[3] Other liabilities and accrued compensation expenses excludes certain non-financial instruments.

Note 5 - Derivative Instruments

The Company may trade listed futures, forwards, options and other derivatives referencing, among other things, interest rates, equities, currencies, investment grade and non-investment grade corporate credits, loans, bonds, U.S. and other sovereign securities, emerging market bonds and loans, credit indices, asset-backed security indices, property indices, mortgage-related and other asset-backed securities and real estate loan products. The Company may use these instruments to hedge their client facilitation activity. The Company does not apply hedge accounting.

The Company manages its trading positions by employing a variety of risk mitigation strategies. These strategies include diversification of risk exposures and hedging. Hedging activities consist of the purchase or sale of positions in related securities and financial instruments, including a variety of derivative products (e.g., futures, forwards, swaps and options). The Company manages the market risk associated with its trading activities on a Company-wide basis and on an individual product basis. The Company's derivative instruments are not subject to master netting or collateral agreements. See information related to offsetting of certain collateralized transactions in Note 6.

Derivative Assets and Liabilities. Fair values of derivative contracts in an asset position are included in Financial instruments owned and fair values of derivative contracts in a liability position are reflected in Financial instruments sold, not yet purchased in the consolidated statement of financial condition (see Note 4):

Derivative Assets at December 31, 2016

	Fair Value			Notional		
	Bilateral OTC	Exchange Traded	Total	Bilateral OTC	Exchange Traded	Total
Derivative contracts:[1]						
Interest rate contracts	$ 1	$ -	$ 1	$ 175	$ 50	$ 225
Foreign exchange contracts	70	-	70	3,060	-	3,060
Equity contracts	32	-	32	1,284	-	1,284
Commodity contracts	11	-	11	11	-	11
Total derivative assets	$ 114	$ -	$ 114	$ 4,530	$ 50	$ 4,580

Derivative Liabilities at December 31, 2016

	Fair Value			Notional		
	Bilateral OTC	Exchange Traded	Total	Bilateral OTC	Exchange Traded	Total
Derivative contracts:[1]						
Foreign exchange contracts	$ 67	$ -	$ 67	$ 3,037	$ -	$ 3,037
Commodity contracts	10	-	10	10	5	15
Total derivative liabilities	$ 77	$ -	$ 77	$ 3,047	$ 5	$ 3,052

[1] Notional amounts include gross notionals related to open long and short futures contracts of $10 and $5, respectively. The unsettled fair value on these futures contracts (excluded from this table) is included in Receivables - Brokers, dealers and clearing organizations on the consolidated statement of financial condition

Note 6 - Collateralized Transactions

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Company's inventory positions.

The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), with the right to net a counterparty's rights and obligations under such agreement and liquidate and set-off collateral held by the Company against the net amount owed by the counterparty.

The Company's policy is generally to take possession of securities purchased or borrowed in connection with reverse repurchase agreements and securities borrowed transactions, respectively, and to receive cash and securities delivered under repurchase agreements or securities loaned transactions (with rights of rehypothecation). In certain cases, the Company may be permitted to post collateral to a third-party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default.

The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized or the return of excess collateral.

The risk related to a decline in the market value of collateral (pledged or received) is managed by setting appropriate market-based haircuts. Increases in collateral margin calls on secured financing due to market value declines may be mitigated by increases in collateral margin calls on reverse repurchase agreements

and securities borrowed transactions with similar quality collateral. Additionally, the Company may request lower quality collateral pledged be replaced with higher quality collateral through collateral substitution rights in the underlying agreements.

The Company actively manages its secured financing in a manner that reduces the potential refinancing risk of secured financing for less liquid assets. The Company considers the quality of collateral when negotiating collateral eligibility with counterparties, as defined by its fundability criteria. The Company utilizes shorter-term secured financing for highly liquid assets and has established longer tenor limits for less liquid assets, for which funding may be at risk in the event of a market disruption.

Offsetting of Certain Collateralized Transactions

	At December 31, 2016									
	Gross Amounts[1]		Amounts Offset		Net Amounts Presented		Amounts Not Offset[2]		Net Amounts	
Assets										
Reverse repurchase agreements	$	4,789	$	-	$	4,789	$	(4,753)	$	36
Securities borrowed		771		-		771		(753)		18
Liabilities										
Repurchase agreements	$	1,713	$	-	$	1,713	$	(1,658)	$	55
Securities loaned		1,338		-		1,338		(1,303)		35

[1] Amounts include transactions that are either not subject to master netting agreements or are subject to such agreements but the Company has not determined the agreements to be legally enforceable as follows: $8 of Reverse repurchase agreements and $55 of Repurchase agreements.

[2] Amounts relate to master netting agreements that have been determined by the Company to be legally enforceable in the event of default but where certain other criteria are not met in accordance with applicable offsetting accounting guidance.

For information related to offsetting of derivatives, see Note 5.

Maturities and Collateral Pledged

Gross Secured Financing Balances by Remaining Contractual Maturity:

	At December 31, 2016									
	Overnight and Open		Less than 30 days		30-90 days		Over 90 days		Total	
Repurchase agreements	$	1,683	$	-	$	30	$	-	$	1,713
Securities loaned		1,338		-		-		-		1,338
Gross amount of secured financing included in the above offsetting disclosure	$	3,021	$	-	$	30	$	-	$	3,051

Gross Secured Financing Balances by Class of Collateral Pledged

		At December 31, 2016
Repurchase agreements		
U.S. government and agency securities	$	28
Corporate equities		900
Corporate and other debt		785
Total repurchase agreements	$	1,713
Securities loaned		
Corporate and other debt	$	18
Corporate equities		1,320
Total securities loaned	$	1,338
Gross amount of secured financing included in the above offsetting disclosure	$	3,051

Financial Instruments Pledged

The Company pledges its financial instruments owned to collateralize repurchase agreements and other secured financings. Pledged financial instruments that can be sold or repledged by the secured party are identified as Financial instruments owned (pledged to various parties) in the Company's consolidated statement of financial condition. At December 31, 2016, the carrying value of financial instruments owned that have been loaned or pledged to counterparties where those counterparties do not have the right to sell or repledge the collateral was $787.

Collateral Received

The Company receives collateral in the form of securities in connection with reverse repurchase agreements, securities borrowed and derivative transactions, and customer margin loans. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, to enter into securities lending and derivative transactions or for delivery to counterparties to cover short positions. At December 31, 2016, the total fair value of financial instruments received as collateral where the Company is permitted to sell or repledge the securities was $20,837 and the fair value of the portion that had been sold or repledged was $5,877.

Concentration Risk

The Company is subject to concentration risk by holding large positions in certain types of securities or commitments to purchase U.S. agency securities. Financial instruments owned by the Company include U.S. government and agency securities, which, in the aggregate, represented approximately 1% of the Company's total assets at December 31, 2016. In addition, substantially all of the collateral held by the Company for resale agreements or bonds borrowed, which together represented approximately 18% of the Company's total assets at December 31, 2016, consist of securities issued by the U.S. government, federal agencies or other sovereign governments. Positions taken and commitments made by the Company, including underwriting and financing commitments, often involve substantial amounts and significant exposure to individual issuers and businesses, including non-investment grade issuers.

Customer Margin Lending

The Company also engages in margin and other customer securities-based lending ("margin") to clients that allows the client to borrow against the value of qualifying securities. Margin loans are included within Customer receivables in the Company's consolidated statement of financial condition. Under these

agreements and transactions, the Company receives collateral, including U.S. government and agency securities, other sovereign government obligations, corporate and other debt, and corporate equities. Customer receivables generated from margin lending activities are collateralized by customer-owned securities held by the Company. The Company monitors required margin levels and established credit terms daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

Margin loans are extended on a demand basis and are not committed facilities. Factors considered in the review of margin loans are the amount of the loan, the intended purpose, the degree of leverage being employed in the account, and overall evaluation of the portfolio to ensure proper diversification or, in the case of concentrated positions, appropriate liquidity of the underlying collateral or potential hedging strategies to reduce risk.

Underlying collateral for margin loans is reviewed with respect to the liquidity of the proposed collateral positions, valuation of securities, historic trading range, volatility analysis and an evaluation of industry concentrations. For these transactions, adherence to the Company's collateral policies significantly limits its credit exposure in the event of a customer default. The Company may request additional margin collateral from customers, if appropriate, and, if necessary, may sell securities that have not been paid for or purchase securities sold but not delivered from customers. At December 31, 2016, the amounts related to margin lending were approximately $12,423.

Cash and Securities Deposited with Clearing Organizations or Segregated

At December 31, 2016, cash of $1,815 and securities at fair value of $2,643 were deposited with clearing organizations or segregated under federal and other regulations or requirements. Securities deposited with clearing organizations or segregated under federal and other regulations or requirements are sourced from reverse repurchase agreements in the consolidated statement of financial condition.

Note 7 – Goodwill and Net Intangible Assets

The Company completed its annual goodwill impairment testing as of July 1, 2016. The Company's impairment testing did not indicate any goodwill impairment. Adverse market or economic events could result in impairment charges in future periods.

There have been no changes in the carrying amount of the Company's goodwill as of December 31, 2016. At December 31, 2016, net intangible assets were $2,078 and represented customer relationships.

Note 8 – Long-Term Borrowings

Long-term borrowings consist of unsecured borrowings from the Ultimate Parent and are callable with maturities of 13 months or more from when it is called. The interest rates for the unsecured borrowings from the Ultimate Parent are established by the treasury function of the Ultimate Parent and approximate the market rate of interest that the Ultimate Parent incurs in funding its business as it is periodically reassessed.

Note 9 - Subordinated Liabilities

Subordinated liabilities consist of one Subordinated Revolving Credit Agreement with the Ultimate Parent dated May 31, 2015, with a maturity date of July 31, 2022. The interest rate on the drawn balance of the line of credit of $250 is 250 basis points plus 3 month London Interbank Offered Rate ("LIBOR"). At December 31, 2016 the details of the outstanding balance on the line of credit were as follows:

Subordinated Notes	Maturity Date	Interest Rate	Book Value
Subordinated Revolver	July 31, 2022	3.50%	$ 100

Note 10 – Commitments, Guarantees and Contingencies

Letters of Credit

The Company has the ability to issue letters of credit to satisfy various collateral requirements; however, none were outstanding at December 31, 2016.

Premises and Equipment

At December 31, 2016, future minimum lease commitments, principally on computer equipment, furniture, fixtures and other equipment, were as follows:

Fiscal Year	Lease Commitments
2017	$ 16
2018	9
2019	6
2020	3
2021	1
Thereafter	-
Total	$ 35

Securities Activities

Financial instruments sold, not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amounts recognized in the consolidated statement of financial condition.

Guarantees

The Company has obligations under certain guarantee arrangements, including contracts and indemnification agreements that contingently require the Company to make payments to the guaranteed party based on changes in an underlying measure (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. Also included as guarantees are contracts that contingently require the Company to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Derivative Contracts

Certain derivative contracts meet the accounting definition of a guarantee, including certain written options and contingent forward contracts. The Company has disclosed information regarding all derivative contracts that could meet the accounting definition of a guarantee and has used the notional amount as the maximum potential payout for certain derivative contracts, such as written foreign currency options.

In certain situations, collateral may be held by the Company for those contracts that meet the definition of a guarantee. Generally, the Company sets collateral requirements by counterparty so that the collateral covers various transactions and products and is not allocated specifically to individual contracts. Also, the Company may recover amounts related to the underlying asset delivered to the Company under the derivative contract.

The Company records derivative contracts at fair value. Aggregate market risk limits have been established and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

Legal

In addition to the matter described below, in the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a financial services institution. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the entities that would otherwise be the primary defendants in such cases are bankrupt or in financial distress.

The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, and involving, among other matters, sales and trading activities, financial products or offerings sold by the Company, and accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the consolidated statement of financial condition and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income.

In many proceedings and investigations, however, it is inherently difficult to determine whether any loss is probable or even possible, or to estimate the amount of any loss. The Company cannot predict with certainty if, how or when such proceedings or investigations will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for proceedings and investigations where the factual record is being developed or contested or where plaintiffs or government entities seek substantial or indeterminate damages, restitution, disgorgement or penalties. Numerous issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, determination of issues related to class certification and the calculation of damages or other relief, and by addressing novel or unsettled legal questions relevant to the proceedings or investigations in question, before a loss or additional loss or range of loss or additional loss can be reasonably estimated for a proceeding or investigation. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of such proceedings and investigations will not have a material adverse effect on the consolidated financial condition of the Company.

Over the last several years, the level of litigation and investigatory activity (both formal and informal) by government and self-regulatory agencies has increased materially in the financial services industry. While the Company has identified below a proceeding that the Company believes to be material, individually or collectively, there can be no assurance that additional material losses will not be incurred from claims that have not yet been asserted or are not yet determined to be material.

On May 27, 2014, the Firm was named as a defendant in a civil case styled *Tracy Chen, as an aggrieved employee, v. Morgan Stanley Smith Barney LLC, et al.,* which is pending in Orange County Superior Court in California. Plaintiff seeks civil penalties on behalf of the State of California and all current and former California employees allegedly aggrieved by certain of the Company's policies, pursuant to the California Private Attorney General Act, Cal. Labor Code section 2699 et seq. Plaintiff asserts that the Company's expense reimbursement and final pay policies, and specifically, the Firm's Alternative Flexible Grid program, violate the California Labor Code under various factual and legal theories, including by passing the Company's costs of doing business onto Financial Advisors, and by paying some terminated Financial Advisors outside the statutorily prescribed time period for final wages. Plaintiff seeks per pay period remedies based on the number of impacted employees, attorneys' fees, and enhanced penalties for a "willful" violation, which can potentially include 25% of the amount found to have been unlawfully withheld. The total penalties sought are currently unspecified.

Other

The Company has identified operational issues that resulted in the reporting of incorrect cost basis tax information to the Internal Revenue Service ("IRS") and retail brokerage clients for tax years 2011 through 2016. Most of the Company's clients are not impacted by these issues. However, these issues have affected a significant number of client accounts. In the case of clients for whom the Company has determined that there have been tax underpayments to the IRS as a result of these issues, the Company is in advanced discussions with the IRS to resolve client tax underpayments to the IRS caused by these issues at no expense to the Company's clients. In the case of clients for whom the Company has determined that there have been tax overpayments to the IRS as a result of these issues, the Company plans to notify them and to offer to pay them an amount equivalent to their overpayment to the IRS. Although the Company's review of these issues is continuing, the Company believes that the final outcome of this matter will not have a material adverse effect on the consolidated statement of financial condition.

Note 11 – Variable Interest Entities and Securitization Activities

The Company is involved with various special purpose entities ("SPEs") in the normal course of business. In most cases, these entities are deemed to be variable interest entities ("VIEs").

The Company's variable interests in VIEs include debt and equity interests. The Company's involvement with VIEs arises primarily from interests purchased in connection with secondary market-making activities.

The Company determines whether it is the primary beneficiary of a VIE upon its initial involvement with the VIE and reassesses whether it is the primary beneficiary on an ongoing basis as long as it has any continuing involvement with the VIE. This determination is based upon an analysis of the design of the VIE, including the VIE's structure and activities, the power to make significant economic decisions held by the Company and by other parties, and the variable interests owned by the Company and other parties. The Company generally has no power in these structures.

Securitization transactions generally involve VIEs. Primarily as a result of its client facilitation activities, the Company owned securities issued by securitization SPEs for which the maximum exposure to loss is less than specific thresholds. These securities totaled $120 at December 31, 2016. The Company's primary

risk exposure is to the securities issued by the SPE, owned by the Company, with the risk highest on the most subordinate class of beneficial interests. These securities are included in Financial instruments owned and are measured at fair value. The Company does not provide additional support in these transactions through contractual facilities, such as liquidity facilities, guarantees or similar derivatives. The Company's maximum exposure to loss equals the fair value of the securities owned.

Note 12 – Sales and Trading Activities

Sales and Trading

The Company conducts sales, trading, financing and client facilitation activities on securities and in OTC markets.

The Company's trading portfolios are managed with a view toward the risk and profitability of the portfolios. The following is a discussion of risk management and the Company's primary risks: market risk, credit risk, operational risk, and liquidity and funding risk, policies and procedures covering these activities.

Risk Management

The Company's risk management policies and related procedures are aligned with those of the Ultimate Parent and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global and legal entity basis with consideration given to each subsidiary's, including the Company's, specific capital and regulatory requirements. For the Risk Management discussion which follows, the term "Company" includes the Ultimate Parent and its subsidiaries.

Risk is an inherent part of the Company's business and activities. Management believes effective risk management is vital to the success of the Company's business activities. Accordingly, the Company has policies and procedures in place to identify, measure, monitor, advise, challenge and control the principal risks involved in the activities of its business and support functions. The Company's ability to properly and effectively identify, measure, monitor, advise, challenge and control each of the various types of risk involved in its activities is critical to its soundness and profitability.

The cornerstone of the Company's risk management philosophy is the execution of risk-adjusted returns through prudent risk-taking that protects the Company's capital base and franchise. Five key principles underlie this philosophy: integrity, comprehensiveness, independence, accountability, and transparency. To help ensure the efficacy of risk management, which is an essential component of the Company's reputation, senior management requires thorough and frequent communication and the appropriate escalation of risk matters. The fast-paced, complex, and constantly-evolving nature of global financial markets requires that the Company maintain a risk management culture that is incisive, knowledgeable about specialized products and markets, and subject to ongoing review and enhancement.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities (the price volatility of the underlying instrument imputed from option prices) or other market factors, such as market liquidity, will result in losses for a position or portfolio owned by the Company. Generally, the Company incurs market risk as a result of trading, investing, and client facilitation activities where a substantial majority of the Company's market risk exposures is generated.

Sound market risk management is an integral part of the Company's culture. The various business units and trading desks are responsible for ensuring that market risk exposures are well-managed and prudent.

Market risk is monitored through various measures: using statistics; by measures of position sensitivity; and through routine stress testing, which measures the impact on the value of existing portfolios of specified changes in market factors, and through scenario analyses conducted in collaboration with business units.

Credit Risk

Credit risk refers to the risk of loss arising when a borrower, counterparty or issuer does not meet its financial obligations owned by the Company. The Company primarily incurs credit risk exposure to institutions and individuals. This risk may arise from a variety of business activities, including, but not limited to, entering into derivative contracts under which counterparties have obligations to make payments to the Company; extending credit to clients; providing funding that is secured by physical or financial collateral whose value may at times be insufficient to cover the loan repayment amount; and posting margin and/or collateral to counterparties. This type of risk requires credit analysis of specific counterparties, both initially and on an ongoing basis. The Company also incurs credit risk through margin and other customer securities-based lending transactions, which are collateralized by securities.

The Company has structured its credit risk management framework to reflect that each of its businesses generates unique credit risks, and establishes practices to evaluate, monitor and control credit risk exposure both within and across its business activities. The Company is responsible for ensuring transparency of material credit risks, ensuring compliance with established limits, approving material extensions of credit, and escalating risk concentrations to appropriate senior management. The Company's credit risk exposure is managed by credit professionals and risk committees of the Company that monitor risk exposures, including margin loans and credit sensitive, higher risk transactions. See Note 6 for a discussion of Concentration Risk.

Operational Risk

Operational risk refers to the risk of financial or other loss, or damage to a firm's reputation, resulting from inadequate or failed processes, people, systems, or from external events (e.g., fraud, theft, legal and compliance risks, cyber attacks or damage to physical assets). The Company may incur operational risk across the full scope of its business activities, including revenue-generating activities (e.g., sales and trading) and support and control groups (e.g., information technology and trade processing). As such, the Company may incur operational risk in each of its divisions.

The goal of the operational risk management framework is to establish Company-wide operational risk standards related to risk measurement, monitoring and management. Operational risk policies are designed to reduce the likelihood and/or impact of operational incidents as well as to mitigate legal, regulatory, and reputational risks.

Liquidity and Funding Risk

Liquidity and funding risk refers to the risk that the Company will be unable to finance its operations due to a loss of access to the capital markets or difficulty in liquidating its assets. Liquidity and funding risk also encompasses the Company's ability to meet its financial obligations without experiencing significant business disruption or reputational damage that may threaten its viability as a going concern.

The primary goal of the Company's Liquidity Risk Management Framework is to ensure that the Company has access to adequate funding across a wide range of market conditions. The framework is designed to enable the Company to fulfill its financial obligations and support the execution of its business strategies. The Company's Required Liquidity Framework reflects the amount of liquidity the Company must hold in both normal and stressed environments to ensure that its financial condition or overall soundness is not

adversely affected by an inability (or perceived inability) to meet its financial obligations in a timely manner. The Required Liquidity Framework considers the most constraining liquidity requirement to satisfy all regulatory and internal limits. The Company uses Liquidity Stress Tests to model liquidity inflows and outflows across multiple scenarios over a range of time horizons. These scenarios contain various combinations of idiosyncratic and systemic stress events of different severity and duration. The methodology, implementation, production and analysis of the Company's Liquidity Stress Tests are important components of the Required Liquidity Framework.

Note 13 – Employee Stock-Based Compensation Plans

Eligible employees of the Company participate in several of the Ultimate Parent's stock-based compensation plans. The Ultimate Parent measures compensation cost for stock-based awards at fair value and recognizes compensation cost over the service period, net of estimated forfeitures. Stock-based compensation costs are charged to the Company by the Ultimate Parent based upon the awards granted to employees participating in the Ultimate Parent's programs.

Restricted Stock Units

Restricted stock units ("RSUs") are generally subject to vesting over time, generally three years from the date of grant, contingent upon continued employment and subject to restrictions on sale, transfer or assignment until conversion to common stock. All or a portion of an award may be canceled if employment is terminated before the end of the relevant vesting period and after the relevant vesting period in certain situations. Recipients of RSUs may have voting rights, at the Ultimate Parent's discretion, and generally receive dividend equivalents. The Ultimate Parent determines the fair value of RSUs based on the grant-date fair value of its common stock, measured as the volume-weighted average price on the date of grant. Certain awards provide the Ultimate Parent discretion to cancel all or a portion of the award under specified circumstances.

Performance-Based Stock Units

Performance-based stock units ("PSUs") will vest and convert to shares of common stock at the end of the performance period only if the Ultimate Parent satisfies predetermined performance and market-based conditions over the three-year performance period that began on January 1 of the grant year and ends three years later on December 31. Under the terms of the award, the number of PSUs that will actually vest and convert to shares will be based on the extent to which the Ultimate Parent achieves the specified performance goals during the performance period. PSUs have vesting, restriction and cancellation provisions that are generally similar to those of RSUs. The Ultimate Parent determines the fair value of PSUs with non-market performance conditions based on the grant-date fair value of its common stock, measured as the volume-weighted average price on the date of grant. PSUs with market-based conditions are valued using a Monte Carlo valuation model.

Note 14 – Employee Benefit Plans

Substantially all employees of the Company participate in employee benefit plans sponsored by the Ultimate Parent.

Pension and Other Postretirement Plans

The pension and postretirement plans have generally ceased future benefit accruals. The pension plans generally provide pension benefits based on each employee's years of credited service and on compensation levels specified in the plans.

Certain employees are covered by a postretirement benefit plan that provides medical and life insurance for eligible retirees and medical insurance for their dependents.

Morgan Stanley 401(k) Plan

Eligible employees receive 401(k) matching cash contributions that are allocated according to participants' current investment direction. For 2016, employees received a dollar for dollar Company match up to 4% of eligible pay, up to the Internal Revenue Service ("IRS") limit. Eligible employees with eligible pay less than or equal to one hundred thousand dollars receive a fixed contribution equal to 2% of eligible pay. Certain employees received a transition contribution based on prior plan membership.

Note 15 - Income Taxes

The Company is a single-member limited liability company that is treated as a disregarded entity for federal income tax purposes. The Company is included in the consolidated federal income tax return filed by the Ultimate Parent. Federal income taxes have generally been provided on a separate entity basis in accordance with the Tax Sharing Agreement with the Ultimate Parent. The Company is included in the combined state and local income tax returns with the Ultimate Parent and certain other subsidiaries of the Ultimate Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Sharing Agreement with the Ultimate Parent, substantially all current and deferred taxes (federal, combined and unitary state) are offset with all other intercompany balances with the Ultimate Parent.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the applicable enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company's deferred income taxes are primarily attributable to intangibles and compensation. In accordance with the terms of the Tax Allocation Agreement with the Ultimate Parent, all deferred tax assets and liabilities are recorded, and analyzed for realizability, at the Parent level due to the Company's status as a disregarded entity.

The Company is subject to the income and indirect tax laws of the U.S., its states and municipalities in which the Company has significant business operations. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. The Company must make judgments and interpretations about the application of these inherently complex tax laws when determining the provision for income taxes and the expense for indirect taxes and must also make estimates about when certain items affect taxable income in the various tax jurisdictions. Disputes over interpretations of the tax laws may be settled with the taxing authority upon examination or audit. The Company periodically evaluates the likelihood of assessments in each taxing jurisdiction resulting from current and subsequent years' examinations, and unrecognized tax benefits related to potential losses that may arise from tax audits are established in accordance with the guidance on accounting for unrecognized tax benefits. Once established, unrecognized tax benefits are adjusted when there is more information available or when an event occurs requiring a change.

As of December 31, 2016 the Company has not accrued any liabilities for unrecognized tax benefits in its consolidated statement of financial condition.

Tax Authority Examination

The Company, through its inclusion in the partnership return of the Parent prior to October 31, 2014 is currently under audit by the Internal Revenue Service (the "IRS") as well as New York City for tax years 2009 – 2013 and 2010 – 2012 respectively. The Company, through its inclusion in the return of the Ultimate Parent, is under continuous examination by the IRS and other tax authorities in certain states in which the Company has significant business operations, such as New York.

The Company believes that the resolution of these tax matters will not have a material effect on the consolidated statement of financial condition, although a resolution could have a material impact on the effective tax rate for any period in which such resolution occurs.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax Year
United States	2014
New York State and New York City	2014
New York City Unincorporated Business Tax	2010

Note 16 - Regulatory Capital and Other Requirements

MSSB is a registered U.S. broker-dealer and, accordingly, is subject to the SEC's net capital rule. Under this rule, MSSB is required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1, of not less than the greater of 2% of aggregate debit items arising from customer transactions, plus excess margin collateral on reverse repurchase agreements. At December 31, 2016, MSSB's Net Capital was $3,946, which exceeded the minimum requirement by $3,797.

The Financial Industry Regulatory Authority may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items.

Advances to the Ultimate Parent and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Net Capital rule.

As of December 31, 2016, the Company performed a computation for the reserve requirement related to proprietary accounts of brokers (commonly referred to as "PAB") set forth under SEC Rule 15c3-3.

Note 17 – Subsequent Events

The Company has evaluated subsequent events for adjustment to or disclosure in the consolidated statement of financial condition through the date of this report and the Company has not identified any recordable or disclosable events, not otherwise reported in these consolidated statement of financial condition or the notes thereto.

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